SEC MAIL RECEIVED FEB 27 2006 WASH. D.C. 213 SECTION

SE 06004055 ISSION

BB 3/11 AB 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M H Leblang, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Leblang 212-308-5850 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Most & Company, LLP
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue New York, New York 10016
(Address) (City) (State) (Zip Code)

PROCESSED MAR 17 2006

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

3/14/06

SEC 1410 (06-02)

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

February 20, 2005

Board of Directors
M. H. Leblang, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (Company), as of December 31, 2005, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York

Most & Company, LLP

Most & Company, LLP

M. H. Leblang, Inc.

Statement of Financial Condition

For Year Ended December 31, 2005

Assets		
Current Assets		
Cash	$ 8,885	
Investment in annuity	28,474	
Commissions receivable	46,346	
Prepaid rent	2,691	
Prepaid income taxes	6,536	
Due from officer	272	
Total Current Assets		$ 93,204
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accrued expenses		$ 32,000
Stockholder's Equity		
Capital Stock, no par; authorized, issued and outstanding: 200 shares	$ 5,000	
Retained earnings	49,616	
Other comprehensive income	6,588	
Total Stockholder's Equity		61,204
Total Liabilities and Stockholder's Equity		$ 93,204

See notes to financial statements

M. H. Leblang, Inc.

Statement of Loss

For the Year Ended December 31, 2005

Revenues		
Commission income		$ 459,099
Expenses		
Accounting	$ 7,200	
Commission expense	365,875	
Computer expense	1,160	
Employee benefits	2,846	
Entertainment	10,906	
Gifts	3,756	
Insurance	7,718	
Licenses	2,671	
Miscellaneous	231	
Office expenses	5,745	
Payroll	40,194	
Postage	2,474	
Rent	16,162	
Telephone	2,942	
Travel	5,988	
Utilities	1,501	
Total Expenses		477,369
Loss from Operations		(18,270)
Interest income		750
Loss before income taxes		(17,520)
Income taxes		(1,577)
Net Loss		(19,097)
Other comprehensive income Unrealized gain on investment		1,041
Comprehensive income		$ (18,056)

See notes to financial statements

M. H. Leblang, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock				
	Shares	Amount	Retained Earnings	Other Comprehensive Income	Total
Balance – January 1, 2005	200	$ 5,000	$ 68,713	$ 5,547	$ 79,260
Net loss			(19,097)		(19,097)
Unrealized gain on investment in annuity				1,041	1,041
Balance – December 31, 2005	200	$ 5,000	$ 49,616	$ 6,588	$ 61,204

See notes to financial statement

M. H. Leblang, Inc.

Statement of Cash Flow

Year Ended December 31, 2005

Cash flows from Operating Activities		
Net loss	$	(19,097)
Adjustments to reconcile net loss to net cash		
Used in operating activities		
Charges in assets and liabilities		
Commission receivable		(20,081)
Prepaid income taxes		(6,057)
Accrued expenses		25,800
Income taxes payable		(2,041)
Net cash used in operating activities		(21,476)
Cash flows from investing activities		
Decrease in due from officer - net		24,257
Net increase in Cash		2,781
Cash – January 1, 2005		6,104
Cash – December 31, 2005	$	8,885

See notes to financial statements

M. H. Leblang, Inc.

Notes to Financial Statement

1. Operations and Organization

M. H. Leblang, Inc.(Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers. The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include all the accounts of the Company.

Investment in annuity

Investment in annuity is reported at fair value.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction.

Financial Instruments

The carrying amounts of financial instruments, including cash, commissions receivable, due from officer and accrued expenses, approximate their fair values because of their relatively short maturities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. Investment in Annuity

As of December 31, 2005, investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,886. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

4. Due from Officer

Due from officer of the Company on demand, without interest, and was repaid in 2006.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2005, the Company had net capital of $29,819 which was $24,819 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.96 to 1.

M. H. Leblang, Inc.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

Year Ended December 31, 2005

Total sstockholder's equity		$	61,204
Less: non allowable items			
Prepaid income taxes	(6,536)		
Prepaid rent	(2,691)		
Due from officer	(272)		
Investment annuity	(28,474)		
Unrealized gain on investment	6,588		(31,385)
Net capital		$	29,819
Net capital required		$	5,000

See notes to financial statements.

M. H. Leblang, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
The Securities and Exchange Commission

Year Ended December 31, 2005

None

See notes to financial statements.

M. H. Leblang, Inc.

Information Relating to Possession or
Control Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission

December 31, 2005

None

See notes to financial statements

M. H. Leblang, Inc.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

Year Ended December 31, 2005

None

See notes to financial statements.

M. H. Leblang, Inc.

Reconciliation of the Computation of Net Capital
Under Rule 15c3-1 and the
Computation for Determination of Reserve Requirements
Under Exhibit A of Rule 15c3-3 of
The Securities and Exchange Commission

December 31, 2005

Net capital – Part 11A		$ 85,255
Adjustment to liabilities		
Accrue commision expense	$ (27,000)	
Adjustments to non allowable assets		
Prepaid taxes	2,949	(24,051)
Net capital – Part III		$ 61,204

See notes to financial statements

OATH OR AFFIRMATION

I, Milton Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. Lebalng, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

February 20, 2006

Board of Directors
M H Leblang, Inc.
300 East 56th Street, #6F
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental schedules of M H Leblang, Inc. (Company), as of and for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above, except for the following matter involving the accounting system and its operation. This matter was considered in determining the nature, timing and extent of the procedures performed on our audit of financial statements of M. H. Leblang, Inc., as of and for the year ended December 31, 2005, and this report does not affect our report thereon dated February 20, 2006.

The material weakness which was discovered involved inadequate controls to assure the proper recording of accrued commission income and accrued commission expense as of each reporting date. During our audit, the Company determined the correct accruals and adjusted their financial statements. In addition, the Company is adding procedures to prevent a reoccurrence of this matter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives, except for the matter discussed above, which has been corrected.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

Most & Company, LLP

Most & Company, LLP